Exhibit 21.1

LIST OF SUBSIDIARIES AND CONSOLIDATED VARIABLE INTEREST ENTITY OF QTECH LTD.

Subsidiaries	Jurisdiction of Incorporation
InfoUniversal Limited	Hong Kong
Shanghai Quyun Internet Technology Co., Ltd.* 上海趣蕴网络科技有限公司	PRC
Shanghai Dianguan Internet Technology Co., Ltd. * 上海点冠网络科技有限公司	PRC

Consolidated Variable Interest Entity (“VIE”)	Jurisdiction of Incorporation
Shanghai Jifen Culture Communications Co., Ltd.* 上海基分文化传播有限公司	PRC

Subsidiaries of the Consolidated VIE	Jurisdiction of Incorporation
Anhui Zhangduan Internet Technology Co., Ltd.* 安徽掌端网络科技有限公司	PRC
Beijing Qukandian Internet Technology Co., Ltd.* 北京趣看点网络科技有限公司	PRC
Shanghai Xike Information Technology Service Co., Ltd.* 上海溪客信息技术服务有限公司	PRC
Shanghai Tuile Information Technology Co., Ltd.* 上海推乐信息技术服务有限公司	PRC

*	The English name of this subsidiary, consolidated VIE or subsidiary of consolidated VIE, as applicable, has been translated from its Chinese name.